Exhibit 12
PROGRESS ENERGY, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(millions of dollars)
Nine Months Ended September 30	2005	2004

Earnings, as defined:
Income from continuing operations before minority interest	$537	$531
Fixed charges, as below	517	501
Amortization of capitalized interest	1	1
Preferred dividend requirements	(5)	(5)
Minority interest	24	6
Capitalized interest	(3)	(6)
Income taxes, as below	(82)	136

Total earnings, as defined	$989	$1,164

Fixed Charges, as defined:
Interest on long-term debt	$459	$438
Other interest	43	42
Imputed interest factor in rentals – charged principally to operating expenses	10	16
Preferred dividend requirements of subsidiaries	5	5

Total fixed charges, as defined	$517	$501

Income Taxes:
Income tax expense (benefit)	$(78)	$140
Included in AFUDC – deferred taxes in book depreciation	(4)	(4)

Total income taxes	$(82)	$136

Ratio of Earnings to Fixed Charges	1.91	2.32